

June 23, 2011

Via E-mail
David M. Sparby
Vice President and Chief Financial Officer
Southwestern Public Service Company
Tyler at Sixth Street
Amarillo, Texas 79101

> **Re:** **Southwestern Public Service Company**
> **Registration Statement on Form S-3**
> **Filed June 3, 2011**
> **File No. 333-174693**

Dear Mr. Sparby:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm your understanding that updated, unqualified opinions of counsel should be filed with respect to the legality of the securities being offered for each sale of the securities registered in the filing. For guidance, please consider Question 212.05 in our Securities Act Rules Compliance and Disclosure Interpretations.

Exhibit 5.01

2. If counsel intends for Graves, Dougherty, Hearon & Moody, P.C. and Faegre & Benson LLP to rely on this opinion with respect to certain matters assumed in such other counsel's opinions, then counsel must opine on such matters assumed. For example, we note that such other counsel assume that you are duly organized. However, counsel does not opine on such matter. Please revise.

3. Please delete the assumption contained in part (iii) in the carryover paragraph on page 3, as such assumption is inappropriate.

4. Please delete the statement in the second paragraph, second sentence on page 4 regarding the provisions as which to you express no opinion, as such disclaimer is an inappropriate limitation on your opinions.

5. Please delete the fourth and fifth paragraphs on page 4 regarding the areas of law as to which you express no opinion, as such disclaimers are inappropriate limitations on your opinions.

6. Please revise the limitation in the last paragraph that counsel is not implying or admitting that they are "experts" within the meaning of the Securities Act or our rules and regulations thereunder. While you may include such limitation with respect to Securities Act Section 7 and the rules and regulations thereunder, counsel may not include such limitation with respect to the Securities Act generally.

Exhibit 5.02

7. Please delete the second paragraph on page 2 and the fourth paragraph on page 3 regarding the areas of law as to which you express no opinion, as such disclaimers are inappropriate limitations on your opinion.

8. While counsel may rely on the opinion of Brownstein Hyatt Farber Schreck, LLP with respect to the matters set forth in parts (a), (b) and (d) of the first paragraph on page 3, counsel may not assume such matters. If counsel intends to rely on such opinion, then please revise to disclose such reliance. The opinion of Brownstein Hyatt Farber Schreck, LLP should also consent to such reliance by counsel.

9. Please comply with comments three and six, as such comments apply to the opinion filed as Exhibit 5.02.

Exhibit 5.03

10. While counsel may rely on the opinion of Brownstein Hyatt Farber Schreck, LLP with respect to the matters set forth in parts (a), (b), (c) and (e) of the last paragraph on page 3, counsel may not assume such matters. If counsel intends to rely on such opinion, then please revise to disclose such reliance. The opinion of Brownstein Hyatt Farber Schreck, LLP should also consent to such reliance by counsel.

11. Please delete the third paragraph on page 4 regarding the area of law as to which you express no opinion, as such disclaimer is an inappropriate limitation on your opinion.

12. Please comply with comments three and six, as such comments apply to the opinion filed as Exhibit 5.03.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Charles Lee at (202) 551-3427 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom for

H. Christopher Owings
Assistant Director

cc: Michael Connelly
        George Tyson;
        Xcel Energy